Exhibit 1

Elbit Systems Awarded Approximately $200 Million in

Contracts for Airborne ISTAR and Training Solutions in

Asia-Pacific

Haifa, Israel, October 26, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it was awarded contracts in an aggregate value of approximately $200 million from a country in Asia-Pacific for the supply of airborne Intelligence, Surveillance, Target Acquisition and Reconnaissance (“ISTAR”) and Training solutions. The contracts will be performed over a period of up to 5 years.

Under the contracts, Elbit Systems will supply the SPECTRO™ 12 multispectral Intelligence, Surveillance, Reconnaissance (“ISR”) and targeting payload for integration on helicopters. The SPECTRO 12 is the latest addition to Elbit Systems’ SPECTRO family of airborne ISR and targeting payloads, introducing a compact multispectral payload designed for platforms with strict size, weight and power constraints. The SPECTRO 12 combines high-resolution multispectral sensing, precision targeting technologies, including a Laser designator, and AI-powered image processing, enabling long-range target detection, identification, tracking and engagement performance in complex operational environments and adverse weather conditions.

The contracts further include follow-on support and upgrade services for airborne live training systems installed on aircraft and used in live virtual constructive and virtual combat training scenarios. The systems support realistic air-to-air and air-to-ground training, including real-time combat simulation, weapon scoring and mission debriefing capabilities, contributing to enhanced pilot readiness and training effectiveness.

In addition, under the contracts Elbit Systems will supply advanced Head-Up Display (HUD) systems. The HUD systems feature high-resolution display technologies, enhanced video capabilities and low power consumption, supporting day and night operations across a range of airborne platforms.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "Elbit Systems’ airborne solutions combine advanced technologies with extensive operational experience across a wide range of mission environments. We are proud to provide our customers with innovative capabilities that enhance mission effectiveness, situational awareness and operational readiness across a broad spectrum of airborne missions."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.

Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.

Elbit Systems employs over 21,000 people in dozens of countries across five continents. The Company reported $2,287.1 million in revenues for the three months ended June 30, 2026 and an order backlog of $32.0 billion as of such date.

For additional information, visit: https://elbitsystems.com, follow us on X or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO

Tel: +972-77-2946663

kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations

Tel: +972-77-2948984

daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand

Tel: 972-77-2947602+

dalia.bodinger@elbitsystems.com

This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States, among others, including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.